UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM 12b-25

                                                 Commission File Number 1-2207

                   NOTIFICATION OF LATE FILING

(Check One):   [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                  For Period Ended: October 3, 1999
               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR
               For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
--------------------------------------------------------------------------------
PART 1--REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
----------------------
(Full Name of Registrant)

---------------------------
(Former Name if Applicable)

280 Park Avenue
----------------
(Address of Principal Executive Office (Street and Number))

New York, New York 10017
------------------------
(City, State and Zip Code)

PART II--Rules 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense;
           | (b) The subject annual report, semi-annual report, transition | report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
[X]        | thereof, will be filed on or before the fifteenth  calendar day
           | following the  prescribed  due date; or the subject  quarterly
           | report or  transition  report on Form 10-Q,  or portion  thereof
           | will be filed on or before the fifth calendar day following the | prescribed due date; and
           | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Companies, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 1999 (the "Form 10-Q") by the prescribed filing date of November 17, 1999 without unreasonable effort or expense as a result of the following:

         Triarc Consumer Products Group, LLC ("TCPG"), a wholly-owned subsidiary of the Company, has been in the process of registering for resale $300.0 million principal amount of 10 1/4% senior subordinated notes due 2009 (the "Notes") with the Securities and Exchange Commission ("SEC"). The registration statement was not declared effective by the SEC by August 24, 1999 and, in accordance with the indenture pursuant to which the Notes were issued, the annual interest rate on the Notes increased by 1/2% to 10 3/4% and will remain at 10 3/4% until the Registration Statement is declared effective. TCPG has focused on responding to the most recent SEC Staff comment letter on amendment No. 2 to the registration statement dated October 25, 1999. On November 12, 1999, TCPG filed amendment No. 3 to the registration statement along with a response to the SEC's comment letter on amendment No. 2 to the registration statement (collectively, the "TCPG Filing"). The key personnel at the Company and TCPG that were responsible for the preparation of the TCPG Filing are also responsible for the Company's filings with the SEC. In order to attempt to minimize the period that TCPG will incur penalty interest, the decision was made to have such key personnel concentrate on the completion of the TCPG Filing; this attempt was faciliated by being able to file amendment No. 3 to the registration statement with second quarter financial statements. As a result, the Company has been unable to complete the Form 10-Q for the quarter ended October 3, 1999 without unreasonable effort or expense.


PART IV--OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

    Fred Schaefer                  (212)                      451-3000
    -------------                  -----                      --------
        (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).   [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                             TRIARC COMPANIES, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November 18, 1999         By:/s/ Fred H. Schaefer
                                -------------------------------------
                                Fred H. Schaefer
                                Vice President and Chief Accounting Officer

                                                                       Annex A


     For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Company for the quarterly period ended October 3, 1999 have not been completed. The Company, however, expects to report in its Form 10-Q, with respect to the nine months ended October 3, 1999, revenues of $679.7 million, operating profit of $65.5 million and net income of $5.1 million compared with revenues of $652.0 million, operating profit of $61.5 million and net income of $14.5 million for the nine months ended September 27, 1998. With respect to the three months ended October 3, 1999, the Company expects to report revenues of $250.7 million, operating profit of $30.8 million and net income of $14.2 million compared with revenues of $247.0 million, operating profit of $28.8 million and net income of $2.3 million for the three months ended September 27, 1998. The increase in revenues in the 1999 periods compared with the 1998 periods is due to higher revenues of the Company's premium beverage segment reflecting both higher volume and higher average selling prices. The increase in operating profit for the nine-month period ended October 3, 1999 compared with the nine-month period ended September 27, 1998 is due to higher gross profit reflecting the increase in revenues noted above, partially offset by higher operating costs and expenses in the 1999 period, including a non-recurring capital structure reorganization related charge principally recorded in the first and second quarters of 1999. The increase in operating profit for the three-month period ended October 3, 1999 compared with the three-month period ended September 27, 1998 is due to lower operating costs and expenses in the 1999 period, reflecting reduced advertising, selling and distribution expenses and higher gross profit reflecting the increase in revenues noted above. The decrease in net income for the nine-month period ended October 3, 1999 compared with the nine-month period ended September 27, 1998 resulted from the after-tax effect of net higher non-operating expenses, principally interest expense, a higher effective income tax rate in the 1999 period and an extraordinary charge in the 1999 period related to the early extinguishment of debt, all partially offset by the after-tax effect of the previously discussed increase in operating profit and an increase in income from discontinued operations, reflecting the sale of the Company's interest in its propane business in the 1999 third quarter. The increase in net income for the three-month period ended October 3, 1999 compared with the three-month period ended September 27, 1998 resulted from the after-tax effect of the previously discussed increase in operating profit, the after-tax effect of net lower non-operating expenses reflecting higher investment income and income from discontinued operations in the 1999 quarter reflecting the previously discussed sale of the Company's interest in its propane business, all partially offset by a higher effective income tax rate in the 1999 quarter.